===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                             ____________________


                                   FORM 11-K
                                 ANNUAL REPORT

                             ____________________


                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                             ____________________


                  For the Fiscal Year Ended December 31, 1998


                             ____________________


              QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN

                         Commission File No. 000-22609

                            _____________________


              Qwest Communications International Inc. 401(k) Plan
                                700 Qwest Tower
                            555 Seventeenth Street
                               Denver, CO 80202
                                (303) 992-1400
  (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

===============================================================================

              QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN
              ---------------------------------------------------


                       INDEX TO FINANCIAL STATEMENTS AND
                       ---------------------------------

                             SUPPLEMENTAL SCHEDULES
                             ----------------------




                                                                Page(s)
                                                                -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                           1

FINANCIAL STATEMENTS:
 Statement of Net Assets Available for Plan Benefits
   with Fund Information as of December 31, 1998                   2

 Statement of Net Assets Available for Plan Benefits
   with Fund Information as of December 31, 1997                   3

 Statement of Changes in Net Assets Available for
   Plan Benefits with Fund Information for the Year
   Ended December 31, 1998                                         4

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES        5-11

SUPPLEMENTAL SCHEDULES:
 Schedule I--Item 27a--Schedule of Assets Held for
   Investment Purposes as of December 31, 1998                    12

 Schedule II--Item 27b--Schedule of Loans or Fixed Income
   Obligations in Default as of December 31, 1998                 13

 Schedule III--Item 27d--Schedule of Reportable Transactions
   for the Year Ended December 31, 1998                           14


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Plan Administrative Committee of the
   Qwest Communications International Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of the QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

As further discussed in Note 1, the Plan was frozen effective December 31, 1998.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations in default and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Denver, Colorado,
June 28, 1999.

              QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN
              ---------------------------------------------------

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                              Non-
                           Participant
                            Directed                   Participant Directed
                           -----------  ---------------------------------------------------------
                              Qwest                Qwest     Invesco                     MFS
                              Common               Common     Stable      MFS          Emerging
                              Stock                Stock      Value     Research        Growth
                               Fund      Cash       Fund       Fund       Fund           Fund
                           ----------- --------  ----------  --------  ----------     ----------
INVESTMENTS (Note 2):
         Cash                $      -  $104,365  $        -  $      -  $        -     $        -
         Mutual funds               -         -           -         -   1,291,714      1,819,493
         Collective trust           -         -           -   717,294           -              -
         Employer stock       934,068         -   3,438,061         -           -              -
         Participant loans          -         -           -         -           -              -
                             --------  --------  ----------  --------  ----------     ----------
              Total
              investments     934,068   104,365   3,438,061   717,294   1,291,714      1,819,493
                             --------  --------  ----------  --------  ----------     ----------

RECEIVABLES:
         Employer
          contributions        51,160         -      14,931     2,021       6,687          7,590
         Participant
          contributions             -         -      85,250     8,735      34,528         34,886
                             --------  --------  ----------  --------  ----------     ----------
              Total
              receivables      51,160         -     100,181    10,756      41,215         42,476
                             --------  --------  ----------  --------  ----------     ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $985,228  $104,365  $3,538,242  $728,050  $1,332,929     $1,861,969
                             ========  ========  ==========  ========  ==========     ==========

                                              Participant Directed
                         ---------------------------------------------------------------
                                                     Dodge          FPA
                              GAM        Mutual      & Cox          New      Participant
                         International   Beacon     Balanced       Income        Loan
                              Fund        Fund        Fund          Fund         Fund          Total
                         ------------- ----------  ----------     --------  ------------   ------------
INVESTMENTS (Note 2):
         Cash              $        -  $        -  $        -     $      -  $          -   $    104,365
         Mutual funds       1,230,720   1,304,397   1,082,200      146,927             -      6,875,451
         Collective trust           -           -           -            -             -        717,294
         Employer stock             -           -           -            -             -      4,372,129
         Participant loans          -           -           -            -       367,109        367,109
                           ----------  ----------  ----------     --------  ------------   ------------
              Total
              investments   1,230,720   1,304,397   1,082,200      146,927       367,109     12,436,348
                           ----------  ----------  ----------     --------  ------------   ------------

RECEIVABLES:
         Employer
          contributions        5,607       4,894       5,392          595              -        98,877
         Participant
          contributions       25,073      26,766      20,502        3,371              -       239,111
                           ----------  ----------  ----------     --------  ------------   -----------
              Total
              receivables     30,680      31,660      25,894        3,966              -       337,988
                           ----------  ----------  ----------     --------  ------------   -----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS             $1,261,400  $1,336,057  $1,108,094     $150,893      $367,109   $12,774,336
                           ==========  ==========  ==========     ========  ============   ===========

         The accompanying notes are an integral part of this statement.

              QWEST COMMUNICATIONS INTERNATIONAL INC.  401(k) PLAN
              ----------------------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------

                                                   Participant Directed
                             -------------------------------------------------------------------
                               New
                             England   Invesco                  MFS                     Crabbe
                             Stable    Stable     MFS         Emerging       GAM        Huson
                              Value     Value   Research       Growth    International  Special
                              Fund      Fund      Fund          Fund         Fund        Fund
                             -------  --------  --------     ----------  -------------  --------
INVESTMENTS (Note 2):
         Guaranteed
          interest fund      $86,255  $      -  $      -     $        -     $      -    $      -
         Mutual funds              -         -   295,633      1,339,348      734,848     459,122
         Collective trust          -   538,211         -              -            -           -
         Participant loans         -         -         -              -            -           -
                             -------  --------  --------     ----------     ----------  --------
              Total
              investments     86,255   538,211   295,633      1,339,348      734,848     459,122
                             -------  --------  --------     ----------     --------    --------
RECEIVABLES:
         Employer
          contributions            -     5,234     5,774         15,626        6,718       3,896
         Participant
          contributions            -     4,420     6,316         15,750        7,230       3,803
                             -------  --------  --------     ----------     --------    --------
              Total
              receivables          -     9,654    12,090         31,376       13,948       7,699
                             -------  --------  --------     ----------     --------    --------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $86,255  $547,865  $307,723     $1,370,724     $748,796    $466,821
                             =======  ========  ========     ==========     ========    ========

                                          Participant Directed
                             --------------------------------------------
                                        Dodge          FPA
                              Mutual    & Cox          New    Participant
                              Beacon   Balanced      Income       Loan
                               Fund      Fund         Fund        Fund       Total
                             --------  --------     --------  -----------  ----------
INVESTMENTS (Note 2):
         Guaranteed
          interest fund      $      -  $      -     $      -  $      -     $   86,255
         Mutual funds         948,514   792,080      190,681         -      4,760,226
         Collective trust           -         -            -         -        538,211
         Participant loans          -         -            -   129,798        129,798
                             --------  --------     --------  --------     ----------
              Total
              investments     948,514   792,080      190,681   129,798      5,514,490
                             --------  --------     --------  --------     ----------

RECEIVABLES:
         Employer
          contributions         8,295     6,392        1,595         -         53,530
         Participant
          contributions         8,390     6,535        1,524         -         53,968
                             --------  --------     --------  --------     ----------
              Total
              receivables      16,685    12,927        3,119         -        107,498
                             --------  --------     --------  --------     ----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS               $965,199  $805,007     $193,800  $129,798     $5,621,988
                             ========  ========     ========  ========     ==========

         The accompanying notes are an integral part of this statement.

              QWEST COMMUNICATIONS INTERNATIONAL INC.  401(k) PLAN
              ----------------------------------------------------


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
    ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                 Non-
                             Participant
                               Directed                           Participant Directed
                             ------------   ------------------------------------------------------------------------
                                                                     New
                                Qwest                   Qwest       England    Invesco                       MFS
                                Common                  Common      Stable     Stable        MFS          Emerging
                                Stock                   Stock       Value      Value       Research        Growth
                                 Fund         Cash       Fund        Fund       Fund         Fund            Fund
                             ------------   --------  ----------   --------   --------    ----------      ----------
ADDITIONS TO NET ASSETS
         ATTRIBUTED TO:
          Contributions-
            Participant        $        -   $      -  $1,014,029   $      -   $109,190    $  420,583      $  506,723
            Employer              758,750          -     221,438          -     64,604       119,710         172,066
            Rollovers                   -          -     484,025          -    166,555       155,190         145,060

          Investment
           income (loss)-
            Interest and
             dividends                  -          -           -      3,230     36,051             -               -
            Net appreciation
             (depreciation)
             in fair
             value of
             investments          252,514          -     968,116          -          -       176,552         408,258
                             ------------   --------  ----------   --------   --------    ----------      ----------
             Total
             additions          1,011,264          -   2,687,608      3,230    376,400       872,035       1,232,107

DEDUCTIONS FROM NET
         ASSETS ATTRIBUTED
          TO:
          Distributions to
           participants           (17,684)         -     (84,012)    (7,655)   (86,145)      (48,185)       (362,136)
          Administrative
           fees                         -          -        (367)    (1,344)    (2,352)          (56)            (56)
                             ------------   --------  ----------   --------   --------    ----------      ----------
             Total
             deductions           (17,684)         -     (84,379)    (8,999)   (88,497)      (48,241)       (362,192)

LOAN ACTIVITY, net                      -          -      (4,965)         -    (47,922)      (44,452)        (62,862)
INTERFUND TRANSFERS, net           (8,352)   104,365     939,978    (80,486)   (59,796)      245,864        (315,808)
                             ------------   --------  ----------   --------   --------    ----------      ----------
             Net increase
             (decrease)           985,228    104,365   3,538,242    (86,255)   180,185     1,025,206         491,245

NET ASSETS AVAILABLE
         FOR PLAN BENEFITS,
          beginning of year             -          -           -     86,255    547,865       307,723       1,370,724
                             ------------   --------  ----------   --------   --------    ----------      ----------

NET ASSETS AVAILABLE
         FOR PLAN BENEFITS,
          end of year        $    985,228   $104,365  $3,538,242   $      -   $728,050    $1,332,929      $1,861,969
                             ============   ========  ==========   ========   ========    ==========      ==========

                                                           Participant Directed
                          --------------------------------------------------------------------------------
                                           Crabbe                      Dodge           FPA
                               GAM          Huson        Mutual        & Cox           New     Participant
                          International    Special       Beacon       Balanced        Income      Loan
                               Fund         Fund          Fund          Fund           Fund       Fund         Total
                          -------------   ---------    ----------    ----------      --------  -----------  -----------
ADDITIONS TO NET ASSETS
         ATTRIBUTED TO:
          Contributions-
            Participant     $  371,557    $  50,462    $  336,006    $  306,940      $ 47,299   $      -    $ 3,162,789
            Employer           122,289       32,304       119,399       110,099        16,517          -      1,737,176
            Rollovers          117,229       12,873       170,947       107,009        14,778          -      1,373,666

          Investment
           income (loss)-
            Interest and
             dividends          15,888            -        39,404        31,404        11,827     14,796        152,600
            Net appreciation
             (depreciation)
             in fair
             value of
             investments        29,525     (116,301)        1,576        34,741        (5,815)         -      1,749,166
                            ----------    ---------    ----------    ----------      --------   --------    -----------
             Total             656,488      (20,662)      667,332       590,193        84,606     14,796      8,175,397
             additions

DEDUCTIONS FROM NET
         ASSETS ATTRIBUTED
          TO:
          Distributions to
           participants        (94,099)     (39,607)      (47,788)     (167,562)      (31,119)   (31,053)    (1,017,045)
          Administrative
           fees                     (1)           -           (25)            -             -     (1,803)        (6,004)
                            ----------    ---------    ----------    ----------      --------   --------    -----------
            Total
             deductions       (94,100)     (39,607)      (47,813)     (167,562)      (31,119)   (32,856)    (1,023,049)

LOAN ACTIVITY, net             (30,596)      (3,184)      (40,950)      (19,069)       (1,371)   255,371              -
INTERFUND TRANSFERS, net       (19,188)    (403,368)     (207,711)     (100,475)      (95,023)         -              -
                            ----------    ---------    ----------    ----------      --------   --------    -----------
             Net increase
             (decrease)        512,604     (466,821)      370,858       303,087       (42,907)   237,311      7,152,348

NET ASSETS AVAILABLE
         FOR PLAN BENEFITS,
          beginning of year    748,796      466,821       965,199       805,007       193,800    129,798      5,621,988
                            ----------    ---------    ----------    ----------      --------   --------    -----------

NET ASSETS AVAILABLE
         FOR PLAN BENEFITS,
          end of year       $1,261,400    $       -    $1,336,057    $1,108,094      $150,893   $367,109    $12,774,336
                            ==========    =========    ==========    ==========      ========   ========    ===========

         The accompanying notes are an integral part of this statement.

              QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN
              ---------------------------------------------------

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            --------------------------------------------------------

                        AS OF DECEMBER 31, 1998 AND 1997
                        --------------------------------



(1)  DESCRIPTION OF PLAN
     -------------------

The following description of the Qwest Communications International Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     -------

The Plan was established effective July 1, 1992 by SP Telecommunications, Inc., the predecessor of Qwest Communications International Inc. ("Qwest" or the "Company"). The Plan was amended and restated effective April 1, 1998 and further amended July 1, 1998 and August 1, 1998. The Plan is a defined contribution plan which covers substantially all employees of Qwest who meet the eligibility requirements, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

     Plan Amendments
     ---------------

Phoenix Network, Inc. ("Phoenix") was acquired by the Company in March of 1998. Effective April 1, 1998, the Plan was amended to allow eligible Phoenix employees, as defined, to participate in the Plan on the effective date. The amendment also granted prior service credit for participation and vesting for these employees.

Supernet, Inc. ("Supernet") was acquired by the Company in October of 1997. Effective May 1, 1998, the Plan was amended to allow eligible Supernet employees, as defined, to participate in the Plan on the effective date. The amendment also granted prior service credit for all Plan purposes for these employees.

Effective as of the close of business on December 31, 1998, the Plan assets were frozen. No contributions are being made to the Plan with respect to compensation paid for any period after December 31, 1998. See Note 7 for a discussion of the subsequent merger of the Plan.

Other Plan amendments are discussed in the notes that follow.

   Trust
   -----

Trustee and recordkeeping services are performed by EMJAY Corporation ("EMJAY"). Plan assets are held under a trust agreement (the "Trust") maintained by EMJAY (the "Trustee"). Investment advisory services are performed by Qwon Investment Consultants, Inc. ("Qwon").

   Eligibility
   -----------

Prior to August 1, 1998, employees were eligible to participate in the Plan on the first day of any month that coincided with or followed their completion of one year of service (1,000 hours of service, as defined).

Effective August 1, 1998, the Plan was amended and restated to allow employees to make salary deferral contributions to the Plan on the first day of the month that coincides with or follows 30 days of continuous employment with the Company. Upon completion of one year of service (1,000 hours of service, as defined), the employee became eligible to participate in the Company's matching and profit sharing contributions.

   Contributions
   -------------

   Participant Salary Deferral Contributions

Prior to July 1, 1998, participants could elect to contribute to the Plan on a pre-tax basis up to 9% of their eligible compensation, as defined by the Plan document. On July 1, 1998, the Plan was amended to allow participants to contribute up to 15% of their eligible compensation, as defined. Participant pre-tax contributions were limited to comply with statutory regulations ($10,000 in 1998).

   Company Matching and Profit Sharing Contributions

Prior to April 1, 1998, the Company matched employee contributions up to 3% of the participant's eligible compensation. The Company also made a profit sharing contribution equal to 3% of the participant's eligible compensation regardless of the participant's contributions to the Plan.

On April 1, 1998, the Plan was amended to make Company matching and profit sharing contributions discretionary, and to allow the employer matching contribution, if any, to be made in a combination of cash and shares of Qwest stock. For the year ended December 31, 1998, the Company contributed $1,737,176 to the Plan for matching contributions. The combination used for allocation purposes of the employer matching contribution in 1998 was as follows:

   The cash portion was equal to $0.50 for each $1.00 contributed by the participant for the Plan year, up to 6% of the participant's eligible compensation, as defined, for the Plan year. The stock portion was equal to $0.575 for each $1.00 contributed by the participant for the Plan year, up to 6% of the participant's eligible compensation, as defined, for the Plan year.

The Company profit sharing contribution is allocated based on compensation. There was no profit sharing contribution made for the period from April 1, 1998 to December 31, 1998.

   Rollover Contributions

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of the Internal Revenue Code (the "IRC"), as further described in the Plan document. Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation, as defined, or $30,000. Annual additions are defined as the participant's contributions and the Company's matching and profit sharing contributions.

   Vesting
   -------

Participants vest immediately upon entering the Plan.


   Participant Accounts
   --------------------

Each participant's account is credited with the participant's contributions, Company matching contributions and the Company profit sharing contribution, if any. Separate accounts are maintained for each participant. Participants' accounts are adjusted daily to reflect unrealized appreciation or depreciation of investments, income, gains or losses on disposition of assets and any other investment transactions.

   Payment of Benefits
   -------------------

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts in accordance with the terms and conditions of the Plan. Participants may also make certain in-service voluntary withdrawals and hardship withdrawals if certain criteria are met.

   Investment Options
   ------------------

A participant may direct their account in any of the following investment options:

   Qwest Common Stock Fund - This fund invests in shares of Qwest Common Stock.
   -----------------------
   The purpose of this fund is to allow employees to invest in the Company's common stock. A portion of the employer matching contribution was invested in the Company's common stock. This became an investment option effective April 1, 1998.

   Invesco Stable Value Fund - This fund invests in contracts with insurance
   -------------------------
   companies, banks and other financial institutions. The contracts promise a specific rate of return for a stated period of time. Since credit quality is the foundation for the portfolio, all investments made for the fund are rated AA or better at the time of purchase, and in recent years, the underlying assets are held in a separate account or trust which is protected from the general creditors of the contract issuer.

   MFS Research Fund - This fund invests a substantial portion of its assets in
   -----------------
   the common stocks or securities convertible to common stocks of companies believed to possess better than average prospects for long-term growth. The fund may invest in securities whose principal characteristic is income rather than growth. The fund is managed by a team of equity analysts and based on an industry group allocation.

   MFS Emerging Growth Fund - The fund primarily invests in common stocks of
   ------------------------
   small and medium sized companies early in their life cycle.

   GAM International Fund - This fund invests primarily in international
   -----------------------
   equities, although it may invest a substantial portion of its assets in debt securities. The fund primarily invests in Canada, the United Kingdom, continental Europe and the Pacific Basin.

   Crabbe Huson Special Fund - This fund invests primarily in common stocks but
   -------------------------
   can also invest in preferred stocks and bonds. It is limited to invest no more than 35% of its assets in foreign securities. It uses a basic value approach and looks at the market price of a security and its value as an ongoing business. Effective August 31, 1998, this fund ceased to be an investment option.

   Mutual Beacon Fund - This fund invests in common and preferred stocks and
   ------------------
   corporate debt securities of any credit quality that are trading at prices below their intrinsic value. The fund may also invest 50% of its assets in securities of companies involved in mergers, consolidation, liquidations and reorganizations.

   Dodge & Cox Balanced Fund - This fund may invest up to 75% of its assets in
   -------------------------
   common stocks and convertible securities. The balance of the assets is invested in investment-grade fixed-income securities.

   FPA New Income Fund - This fund invests a minimum of 75% of its assets in
   -------------------
   U.S. Government securities, non-convertible debt securities rated AA or better, U.S. dollar-denominated Canadian government debt, repurchase agreements and cash. The balance may be invested in securities rated below AA and/or convertible securities.

   Participant Loan Fund - This fund allows participants to borrow from their
   ---------------------
   fund accounts.


Participants may change their investment options at any time.

In addition to the previous funds, assets were held during the year in the New England Stable Value Fund, which invests in guaranteed investment contracts. Prior to 1995, participants were allowed to invest in this fund. When EMJAY became the trustee and recordkeeper, no additional investments were allowed into this fund, but the participants could keep their balances in the fund. Large fees were imposed upon participants who received distributions earlier than the maturity date, which was during 1998. As the fees expired in 1998, all participants transferred their balances to other funds prior to December 31, 1998.

The cost basis of the Plan's investments was $10,698,578 and $5,092,352 as of December 31, 1998 and 1997, respectively. The fair market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997 are as follows:

                                     1998        1997
                                  ----------  ----------
     Qwest Common Stock           $4,372,129  $        -
     Invesco Stable Value Fund       717,294     538,211
     MFS Research Fund             1,291,714     295,633
     MFS Emerging Growth Fund      1,819,493   1,339,348
     GAM International Fund        1,230,720     734,848
     Crabbe Huson Special Fund             -     459,122
     Mutual Beacon Fund            1,304,397     948,514
     Dodge & Cox Balanced Fund     1,082,200     792,080


     Loans
     -----

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may take out only one loan in a twelve-month period and may have no more than three loans outstanding at one time. Loan terms range from 1 - 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan's third-party administrator. Principal and interest is paid through payroll deductions.

     Voting
     ------

In 1998, all shares of Qwest credited to a participant's accounts were voted by the participants in accordance with the Plan's provisions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Basis of Accounting
     -------------------

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Purchases and sales of securities are recorded on a trade date basis.

     Valuation of Investments
     ------------------------

Investments in mutual funds and employer stock are valued at fair value based on quoted market prices.

The Plan's New England Stable Value Fund was not fully benefit-responsive and in accordance with SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" ("SOP 94-4"), is required to be recorded at fair value. The

New England Stable Value Fund is stated at contract value as this approximated fair value. The contract value represents contributions made plus a specified rate of return (4.1% in 1998), less distributions to participants. This fund matured during 1998 and was liquidated from the Plan as of December 31, 1998 .

The Plan's Invesco Stable Value Fund invests in a collective trust fund which invests in guaranteed investment contracts and synthetic guaranteed investment contracts. These contracts are carried at cost plus accrued interest, which approximates fair market value. The investment in the collective trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. The average yield for the year ended December 31, 1998 was approximately 6.33%. The crediting interest rate as of December 31, 1998 and 1997 was 5.74% and 6.63%, respectively.

Participant loans and cash are valued at cost which approximates fair value.

     Income Recognition
     ------------------

In the statement of changes in net assets available for plan benefits with fund information, the net appreciation (depreciation) in the fair value of investments consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

     Payment of Benefits
     -------------------

Benefits are recorded when paid.

     Administrative Fees
     -------------------

The Company pays most administrative expenses of the Plan. The Plan paid certain expenses totaling $6,004 for the Plan year.

(3)  PLAN TERMINATION
     ----------------

The Company had the right under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. See Note 7 for subsequent merger of the Plan.

(4)  TAX STATUS
     ----------

The Plan obtained its latest determination letter on July 7, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designated, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter and a new determination letter has not been requested. However, the Plan administrator believes that the Plan is currently designated and being operated in compliance with the applicable requirements of the IRC.

(5)  RELATED PARTY TRANSACTIONS
     --------------------------

Certain Plan investments are shares of Qwest Communications International Inc. Common Stock, which qualify as related-party transactions.

(6)  RISKS AND UNCERTAINTIES
     -----------------------

The Plan provides for various investments in mutual funds, collective trust and Company stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits with fund information.

At December 31, 1998, the Plan held no derivative instruments directly.
However, the Plan held such instruments indirectly through their investments in mutual funds, which under their trust agreements, may invest in such instruments. These instruments consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1998 were immaterial.

(7)  SUBSEQUENT EVENTS
     -----------------

The Board of Directors of the Company resolved to adopt the Qwest Communications 401(k) Savings Plan (the "New Plan") effective January 1, 1999 for the benefit of eligible employees of the Company and its participating subsidiaries.
Merrill Lynch Trust Company FSB has been designated as the trustee and recordkeeper of the New Plan. Effective April 30, 1999, the Plan merged into the New Plan and all assets and liabilities of the Plan became assets and liabilities of the New Plan effective as of that date. Physical transfer of the assets from the Plan to the New Plan occurred in May and June of 1999.

                                                                      SCHEDULE I


              QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN
              ---------------------------------------------------


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------





Name of Issue, Borrower,                                Current
Lessor or Similar Party   Description of Investment      Value          Cost
------------------------  -------------------------   -----------  -----------
Cash                         Cash                     $   104,365  $   104,365
Qwest Common Stock*          Employer Stock             4,372,129    3,174,975
Invesco Stable Value Fund    Collective Trust             717,294      717,294
MFS Research Fund            Mutual Fund                1,291,714    1,175,208
MFS Emerging Growth Fund     Mutual Fund                1,819,493    1,423,185
GAM International Fund       Mutual Fund                1,230,720    1,147,876
Mutual Beacon Fund           Mutual Fund                1,304,397    1,369,635
Dodge & Cox Balanced Fund    Mutual Fund                1,082,200    1,067,931
FPA New Income Fund          Mutual Fund                  146,927      151,000

Participant Loan Fund        Interest rates ranging
                             from 8.75% to 9.5%           367,109      367,109
                                                      -----------  -----------
                                                      $12,436,348  $10,698,578
                                                      ===========  ===========

*Party-in-interest (Note 5).

                         The accompanying notes are an
                        integral part of this schedule.

                                                                     SCHEDULE II



              QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN
              ---------------------------------------------------


       ITEM 27b--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
       ------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------



                                Amount Received
Identity                             During                Unpaid
   And           Original        Reporting Year            Balance       Detailed Description of Loan         Amount Overdue
 Address          Amount   -------------------------       at End        (Origination Date, Due Date,      --------------------
of Obligor       of Loan   Principal        Interest       of Year              Interest Rate)             Principal   Interest
----------       -------   ---------        --------       -------       ----------------------------      ---------   --------
Kevin Sharp       $5,000     $ -              $ -          $5,000        Note dated May 13, 1998,            $617        $261
  555 17th St.                                                           due May 31, 2002, 9.5% interest
  Denver, CO
  80202

Deborah Krystynak $2,000     $ 362            $ 85         $1,343        Note dated June 23, 1997,           $271        $ 48
  555 17th St.                                                           due June 30, 2000, 9.5% interest
  Denver, CO
  80202

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III



              QWEST COMMUNICATIONS INTERNATIONAL INC. 401(k) PLAN
              ---------------------------------------------------


                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                 ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------




                                                            Purchases                               Sales
                                                     ------------------------    --------------------------------------------
                                                       Number of     Purchase      Number of      Selling   Cost       Net
   Name of Issuer or Party Involved/Description      Transactions    Price (a)   Transactions    Price (a)  Basis  Gain/(Loss)
-------------------------------------------------    ------------    --------    ------------    --------   -----  ----------

Series of transactions involving securities of the same issue that in the aggregate exceed five percent of the net Plan assets at the beginning of the year:
 EMJAY Corporation - Qwest Common Stock*                69           $3,417,516       44         $266,016  $242,540  $  23,476
 EMJAY Corporation - Invesco Stable Value Fund          63              607,020       72          427,936   427,936          -
 EMJAY Corporation - MFS Research Fund                  75            1,163,242       67          297,851   280,586     17,265
 EMJAY Corporation - MFS Emerging Growth Fund           81              995,404       85          907,093   715,901    191,192
 EMJAY Corporation - GAM International Fund             75              850,611       74          384,264   320,976     63,288
 EMJAY Corporation - Crabbe Huson Special Fund          46              122,403       50          465,224   596,035   (130,811)
 EMJAY Corporation - Mutual Beacon Fund                 67              874,844       83          445,234   412,255     32,979
 EMJAY Corporation - Dodge & Cox Balanced Fund          66              822,637       66          510,276   470,459     39,817
 EMJAY Corporation - FPA New Income Fund                52              151,970       49          188,784   188,151        633


Single transactions involving securities that exceed five percent of the net Plan assets at the beginning of the year:
 EMJAY Corporation - MFS Emerging Growth Fund            -            $       -        1         $297,575  $221,703  $  75,872
 EMJAY Corporation - Qwest Common Stock*                 1              650,761        -                -         -          -

(a) The current value of the assets on the transaction date is equal to the purchase/sales price on that date.

*    Party-in-interest (Note 5).

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Qwest Communications International Inc. 401(k) Plan


June 28, 1999            /s/ Drake S. Tempest
                         ------------------------------------------
                         Drake S. Tempest
                         Executive Vice President, General Counsel,
                         Corporate Secretary